FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2008

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey National plc - Preliminary Results Announcement

Year Ended 31 December 2007

On 7 February 2008, Abbey National plc ('Abbey') issued a Trading Statement summarising the results for the year ended 31 December 2007. That statement was unaudited and did not comprise a results announcement. It contained narrative on business trends and new business.

This preliminary results announcement is a follow-up to the Trading Statement and comprises Abbey's 2007 full year results announcement. It contains audited primary financial statements, consisting of a statutory income statement, balance sheet, statement of recognised income and expense, and cash flow statement. For further details of business trends it should be read in conjunction with the Trading Statement issued on 7 February 2008.

Whilst the financial information included in this preliminary results announcement has been calculated in accordance with International Financial Reporting Standards (IFRS), this preliminary results announcement does not contain all the financial statement disclosures that would be required under IFRS. Abbey's Annual Report and Accounts, including full financial statements that comply with IFRS have also been published today.

Group Summary

Summarised consolidated statutory income statement and selected ratios

	2007 £m	2006 £m
Net interest income	1,499	1,228
Non-interest income, net	1,283	1,242
Total operating income	2,782	2,470
Administrative expenses	(1,369)	(1,420)
Depreciation and amortisation	(205)	(215)
Total operating expenses excluding provisions and charges	(1,574)	(1,635)
Impairment losses on loans and advances	(344)	(344)
Provisions for other liabilities and charges	-	(63)
Total operating provisions and charges	(344)	(407)
Profit on continuing operations before tax	864	428
Tax on profit on continuing operations	(179)	(115)
Profit for the year from continuing operations	685	313
Loss for the year from discontinued operations	-	(245)
Profit for the year	685	68

Tier 1 capital ratio (%)	7.3%	8.0%
Equity Tier 1 capital ratio (%)	5.4%	5.6%
Closing risk weighted assets	68,562	62,942

2007 compared to 2006

Profit on continuing operations before tax of £864m increased from £428m in 2006. Material movements by line include:

  Net interest income of £1,499m compared to £1,228m in 2006 increased by £271m. Retail Banking income benefited from robust asset growth of 8% in challenging market conditions, and Abbey's continued focus on effective margin management for both mortgages and customer deposits. Overall the Retail Banking spread improved by 2 basis points. Net interest income also benefited from the full year impact of earnings from proceeds from the sale of the life insurance businesses in 2006.

  Non-interest income of £1,283m compared to £1,242m in 2006 increased by £41m. The increase relates to the uplift in revenues within Global Banking & Markets despite difficult trading conditions in the second half of the year restricting transaction flow. In addition, 2007 has benefited from the increase in the profit on part sale of subsidiaries, partially offset by higher losses from hedging and other mark-to-market variances compared to 2006. Retail banking fee income declined slightly.

  Administrative expenses of £1,369m (2006: £1,420m) decreased by £51m driven by on-going cost reduction activity.

  Depreciation and amortisation of £205m (2006: £215m) decreased by £10m due to lower asset write-downs.

  Impairment losses on loans and advances were unchanged at £344m, with reduced exposure to unsecured lending, particularly internet-sourced lending, being offset by increases elsewhere reflecting the deterioration in market conditions. Credit quality overall remains sound.

  Provisions for other liabilities and charges were £nil compared to £63m in 2006, principally due to the stay in complaints relating to unauthorised overdraft charges pending a decision on legal proceedings in the High Court of England and Wales to resolve legal uncertainties concerning the level, fairness and lawfulness of unauthorised overdraft charges.

Consolidated Income Statement

For the years ended 31 December 2007 and 2006

	2007 £m	2006 £m
Interest and similar income	7,043	5,644
Interest expense and similar charges	(5,544)	(4,416)
Net interest income	1,499	1,228
Fee and commission income	785	789
Fee and commission expense	(90)	(90)
Net fee and commission income	695	699
Dividend income	1	1
Net trading income	260	408
Other operating income, net	327	134
Total operating income	2,782	2,470
Administration expenses	(1,369)	(1,420)
Depreciation and amortisation	(205)	(215)
Total operating expenses excluding provisions and charges	(1,574)	(1,635)
Impairment losses on loans and advances	(344)	(344)
Provisions for other liabilities and charges	-	(63)
Total operating provisions and charges	(344)	(407)
Profit on continuing operations before tax	864	428
Tax on profit on continuing operations	(179)	(115)
Profit for the year from continuing operations	685	313
Loss for the year from discontinued operations	-	(245)
Profit for the year	685	68
Attributable to:
Equity holders of the parent	685	68

Consolidated Balance Sheet

As at 31 December 2007 and 2006

	2007 £m	2006 £m
Assets
Cash and balances at central banks	1,038	888
Trading assets	56,427	62,314
Derivative financial instruments	9,951	8,336
Financial assets designated at fair value	11,783	8,713
Loans and advances to banks	3,441	2,242
Loans and advances to customers	112,147	103,146
Available for sale securities	40	23
Macro hedge of interest rate risk	217	-
Investment in associated undertakings	29	22
Intangible assets	90	90
Property, plant and equipment	528	415
Operating lease assets	2,164	2,082
Current tax assets	197	223
Deferred tax assets	665	804
Other assets	906	2,507
Total assets	199,623	191,805
Liabilities
Deposits by banks	7,923	6,656
Deposits by customers	69,650	66,519
Derivative financial instruments	9,931	10,218
Trading liabilities	54,916	57,604
Financial liabilities designated at fair value	7,538	8,151
Debt securities in issue	35,712	28,998
Other borrowed funds	1,419	1,655
Subordinated liabilities	4,732	5,020
Macro hedge of interest rate risk	-	174
Other liabilities	2,337	1,616
Provisions	131	180
Current tax liabilities	369	300
Deferred tax liabilities	544	564
Retirement benefit obligations	979	1,034
Total liabilities	196,181	188,689
Equity
Share capital	148	148
Share premium account	1,857	1,857
Retained earnings	1,339	1,111
	3,344	3,116
Minority interest	98	-
Total shareholders equity	3,442	3,116
Total liabilities and equity	199,623	191,805

Consolidated Statement of Recognised Income and Expense

For the years ended 31 December 2007 and 2006

	2007 £m	2006 £m
Actuarial gains/(losses) on defined benefit pension plans	(113)	219
Gains on available for sale securities	19	1
Gains on available for sale securities transferred to profit or loss on sale	(1)	-
Exchange differences on translation of foreign operations	(1)	(9)
Tax on items taken directly to equity	9	(66)
Net gain/(loss) recognised directly in equity	(87)	145
Profit for the year	685	68
Total recognised income and expense for the year	598	213
Attributable to: Equity holders of the parent	598	213

Consolidated Cash Flow Statement

For the years ended 31 December 2007 and 2006

	2007 £m	2006 £m
Net cash flow used in operating activities
Profit for the year	685	68
Adjustments for:
Non cash items included in net profit	1,307	1,125
Change in operating assets	(12,411)	(9,636)
Change in operating liabilities	(785)	(3,387)
Income taxes paid	(5)	(60)
Effects of exchange rate differences	396	(1,196)
Net cash flow used in operating activities	(10,813)	(13,086)
Net cash flows (used in)/ from investing activities
Dividends received from associates	-	3
Investment in associates	(8)	(1)
Disposal of subsidiaries, net of cash disposed	5	244
Disposal of non-controlling interest in subsidiaries	203	-
Purchase of tangible and intangible fixed assets	(407)	(230)
Proceeds from sale of tangible and intangible fixed assets	8	5
Sale/(purchase) of non-dealing securities	3	(9)
Net cash flow (used in)/from investing activities	(196)	12
Net cash flow from financing activities
Issue of loan capital	13,363	10,778
Repayment of loan capital	(8,587)	(8,813)
Dividends paid	-	(207)
Net cash flow from financing activities	4,776	1,758
Net decrease in cash and cash equivalents	(6,233)	(11,316)
Cash and cash equivalents at beginning of the year	(3,847)	8,241
Effects of exchange rate changes on cash and cash equivalents	(725)	(772)
Cash and cash equivalents at the end of the year	(10,805)	(3,847)

Abbey & Santander

Abbey National plc ('Abbey') is a wholly owned subsidiary of Banco Santander, S.A. ('Santander') (SAN.MC, STD.N). Founded in 1857, Santander has more than 69 million customers, over 11,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and ten other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this preliminary results announcement constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this preliminary results announcement may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this preliminary results announcement. Words such as 'believes', 'anticipates', 'expects', 'intends', 'aims' and 'plans' and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management's current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

The financial information set out in this preliminary results announcement does not constitute Abbey's statutory accounts for the years ended 31 December 2007 or 2006, but is derived from those accounts. Statutory accounts for 2006 have been delivered to the Registrar of Companies and those for 2007 will be delivered in due course. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under sections 237(2) or (3) Companies Act 1985.

Contacts

Matthew Young (Communications Director) 020 7756 4232

Anthony Frost (Head of Media Relations) 020 7756 5536

Bruce Rush (Investor Relations) 020 7756 4275

Simon Donovan (Investor Relations) 020 7756 4476

For more information contact: ir@abbey.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 5 March 2008	By / s / Jessica Petrie
(Authorised Signatory)